Mail-Stop 4561
						January 23, 2006

Via facsimile and U.S. Mail
Mr. Henry Fong
President, Treasurer
Equitex, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

Re:    Equitex, Inc.
                     Revised Preliminary Proxy Statement
	         File No. 0-12374, filed December 21, 2005
	         Form S-3
	         File No. 333-130316
                     Filed December 14, 2005

Dear Mr. Fong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Proxy Statement
Summary, page 4
1. Revise to add a subsection captioned, "Effect on Existing Shareholders" or another similar title and include the following information:
* Two line items , one for existing shareholders excluding the Whitebox and Pandora holdings and one for Whitebox and Pandora;
* Columns for existing holdings of shares ( in percentages) and book value per share;
* The same two line items assuming Whitebox and Pandora exercise or convert all of their derivative holdings with revised book values per share;
* a line for existing shareholders (excluding Whitebox and Pandora) with columns showing the post-merger percentage and book value per share; and,
* a line for existing shareholders assuming Pandora and Whitebox exercise or convert all of their derivative holdings with columns showing the post-merger percentage and book value per share.

In this regard, if there are any other holders of significant exercisable or convertible derivative securities use three line items above instead of two for bullets one and three and assume all outstanding derivatives are exercised or converted for the last bullet.
2. Revise to add a recent developments section in the Summary and include the recent transactions of the Company including all lendings or other matters with Hydrogen Power and the sale of the Chex operations. In this regard, noting that the sale of the Chex operations resulted in the disposal of substantially all of the revenue generating operations, disclose why shareholder approval was not sought and include a detailed legal analysis supporting your decision with reference to both Schedule 14A and to Delaware corporate law. We note that your wholly-owned subsidiary FastFunds, which held 73% of Chex, approved the sale.

Forms S-3

3. The staff believes the existing Forms S-3 (file numbers 333-
101731
and 333-116294) should be rolled into the proposed S-3. In this regard, citing Rule 429 (resulting in no additional fees for the existing S-3`s) file a revised Form S-3 and include therein all selling shareholders. In this regard, insure that all of the selling shareholder information is accurate as of the date of the filing (for shares held) and make sure the percentages owned reflect all shares that can be acquired in the next 60 days are used in the numerator and the shares currently outstanding are used in the denominator. Finally, advise the staff what the Company will do with this Prospectus if the merger is approved.
4. File all Form D`s for those transactions identified supplementally that relied upon Regulation D for the exemption from registration.

General
5. The staff requires amendments to the From S-3 and Preliminary
Proxy to be filed and disclosures contained in previous responses should be included, as appropriate, into these amended filings.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (612) 642-8305
	Paul Chestovitch, Esq.
	Maslon, Edelman, Borman & Brand, L.L.P.
      3300 Wells Fargo Center
      90 South 7th Street
      Minneapolis, MN 55402


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Mr. H. Fong
Equitex, Inc.
Page 4